UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

PRESS RELEASE
Bovespa: BBDC3, BBDC4 Latibex: XBBDC NYSE: BBD

This press release may include future considerations. These considerations may reflect not only historical facts, but also the desires and expectations of Bradesco’s management. Words such as “anticipates”, “desires”, “expects”, “foresees”, “intends”, “plans”, “predicts”, “projects”, “wishes” and similar expressions are intended to identify statements which necessarily involve known and unknown risks. Known risks include uncertainties, which are not restricted to the impact of the competitive nature of prices and services, the acceptance of services by the market, transition in the services of Bradesco and its competitors, regulatory approvals, currency, currency fluctuations, changes in the range of services offered and other risks described in Bradesco’s reports.

This press release is valid as at this date and Banco Bradesco assumes no obligation whatsoever to update this release, either as a result of new information and/or future events.

Monday, August 2, 2004	First-Half Earnings 2004 (1H04)

Banco Bradesco, Brazil’s largest private bank, reported net income of R$ 1.25 billion for the first half of 2004 (or EPS of R$ 7.90), compared to net income of R$ 1.03 billion for the same period in 2003, i.e. up by 21.7%.

67.0% of total net income for the second quarter in the amount of R$ 641.3 million was derived from banking and 33% from insurance, private pension plan and savings bonds.

As part of our strategy to increase shareholder value, we paid (or accrued), in 1H04, an amount of R$ 651.4 million in interest attributed to own capital (R$ 326.1 million in 1Q04 and R$ 325.3 million in 2Q04), compared to R$ 633.3 million in 1H03.

    Checking accounts

Banco Bradesco attained the mark of 15.4 million checking accounts, divided in 14.4 million individuals and 1 million corporate.

    Insurance policy, savings bond and pension plan holders,

The Bradesco Insurance Group holds a total of 9.7 million policyholders, 2.8 million savings bond customers and 1.4 million private pension plan participants.

    Cards

Our card base comprises 43.5 million cards of which 36.5 million are debit and 7 million credit cards.

    Investment holders

At the end of June, BRAM - Bradesco Asset Management had more than 2.7 million quotaholders.

Investor Relations Area Jean Philippe Leroy: 55-11-36849229 Luiz Osório Leão Filho: 55-11-36849302 Andressa Vallilo Ramalho: 55-11-36846256 www.bradesco.com.br/ir

Assets

Total assets amounted to R$ 176.3 billion, an increase of 14.1% in June 2004 compared to June 2003 and 9.5% for the quarter.

Credit operations (detailed under a specific topic below), securities and other receivables present the most significant movement for both half year and second quarter.

Securities increased to R$ 13.4 billion in the 1H04, of which R$ 8.3 billion in trading securities and R$ 5.2 billion in securities available for sale. On a quarterly basis, the variation totaled R$ 3.1 billion, in particular, trading securities with R$ 2.9 billion.

Credit Operations

The credit portfolio totaled R$ 58.4 billion, up by R$ 5.3 billion compared to June 30, 2003 (+ 10.1%). This increase was mainly derived from a stronger demand for operations in reais, comprising 77% of the portfolio (R$ 44.9 billion) in June, compared to 76.8% (R$ 42.1 billion) in March 31, 2004.

The quarterly portfolio variation of 6.4% (R$ 54.9 billion for 1Q04) reflects the increasing demand for credits, by both corporate (up by R$ 2.1 billion) and individuals (R$ 1.4 billion).

In corporate finance, Bradesco Corporate (companies with annual revenues in excess of R$ 180 million), recorded the greatest demand, reflecting the increase in companies’ activity in 2Q04, as a result of the improved economic scenario. Rural (harvest financing), trade finance (export and import) and working capital credit lines presented the most significant increases.

Demand growth also continued in consumer loan financing which increased by some R$ 1.3 billion in the 2Q04. Comparing June 2003 to June 2004, the increase in the consumer loan portfolio totals 3.2 billion. Demand for credits was stronger in auto financing and direct lending on both half-yearly and quarterly basis. Moreover, rural credit lines also grew as a result of seasonal effects.

In June 2004, AA-to-C rated credit operations comprised 91.3% of our credit portfolio, as compared to 89.2% for the Brazilian banking system as a whole (information disclosed by the Brazilian Central Bank).

Regarding asset quality, the transfer of new D-to-H and E-to-H-rated operations fell, projecting portfolio improvements for future periods.

The balance of provisions in June/04 totaled R$ 4.2 billion, 7.2% of the total portfolio, of which R$ 3.3 billion is normal provision and R$ 905 million additional provision, compared to R$ 884 million in March/04.

Expenses for provisions totaled R$ 1.07 billion (R$ 1.03 billion, net of additional provision) for 1H04, compared to R$ 1.4 billion (R$ 1,08 billion, net of additional provision) for 1H03. On a quarterly basis, the same expenses totaled R$ 514 million for 2Q04 as compared to R$ 561 million for 1Q04.

Deposits and Liabilities

The Bank’s liabilities increased by R$ 20.6 billion from June 2003 to June 2004, mainly as a result of the Group’s organic growth.

Analyzing the half-year period, emphasis should be given to deposits - R$ 7.3 billion, technical reserves for insurance, private pension plans and savings bonds - R$ 6.7 billion and other liabilities - R$ 5 billion. Demand deposits for 1H04 grew by more than R$ 2 billion, savings deposits by more than R$ 1.7 billion and time deposits by R$ 3.5 billion.

The increase in technical reserves for insurance, private pension plans and savings bonds is analyzed below, under the topic relating to the performance of the Bradesco Insurance Group.

The Bank’s other liability lines were impacted during the first half as compared with the 1H03, with a significant growth of more than R$ 2.8 billion, by the subordinated debt account, through new issues (US$ 500 million in October 2003 and € 225 million in April 2004, both with 10-year terms).

On a quarterly basis, the most significant impact occurred in the fx portfolio line reflecting the growth in volume of overall operations, as well as the purchase of currency equivalent to US$ 250 million, relating to the maturity of securities issued abroad of Bradesco, paid on July 2.

Capital

At the end of the first half, Bradesco’s stockholders’ equity was R$ 13.6 billion with a Basel capital adequacy ratio (BIS) of 15.7%, on a consolidated economic and financial basis, considering that the minimum for Brazil is 11%. Based on our present capital adequacy ratio, Bradesco’s credit portfolio can be increased by R$ 46 billion.

Asset Management

2Q04 was market by volatility, whereby, according to information published by ANBID – National Association of Investment Banks, the total asset management industry was up by some 2.4%, and mutual funds by 2%. BRAM - Bradesco Asset Management grew by 3.2% and 3.8%, respectively, ie, more than the industry, increasing in volume by R$ 2.7 billion, with a closing balance of more than R$ 86.8 billion, R$ 82.1 billion in fixed income and R$ 4.7 billion in variable income.

We also highlight the ongoing improvement in our mix of fees, as a result of the institution’s intense commercial drive, as well as the segmentation of Funds designed to meet the requirements of each type of customer, which is confirmed by the amount of income derived from commissions and fees. Emphasis should also be given to BRAM’s recent Aaa(MQ) rating by Moody´s, as a result of the high quality of its asset management.

Income

Financial margin was up by R$ 434 million in 1H04, compared to 1H03, as a result of the increase in volume and spreads, responsible for an increase in interest income in the amount of R$ 640 million, offset by the decrease in non-interest income, reflecting less profit on securities’ transactions and treasury operations in 1H04, in the amount of R$ 206 million. On a quarterly basis, the decrease in financial margin of R$ 249 million was impacted by the aforementioned motives, with an increase in interest income of R$ 130 million, offset by the decrease in non-interest income of R$ 379 million.

Income on commissions and fees grew for the half year and for the second quarter, as a result of the increase in the number of customers and volume of transactions. The growth in this income totaled R$ 594 million, ie, some 28% between June 2004 and June 2003. On a quarterly basis, income was up by more than 4% (R$ 56 million).

Equity in the earnings of associated companies also increased significantly. This income grew as a result of the improvement of results in IRB and the effects described under the topic “main non-recurring events”, analyzed below.

Expenses

As regards personnel expenses, despite the acquisitions of BBV, BEM and Zogbi banks, during the half-year periods, in the amount of R$ 168 million, the impact of the collective bargaining agreement (September 2003) of 12.6%, in the amount of R$ 221 million and the increase in provisions recorded for labor claims of R$ 40 million, the synergy process following the incorporation of these banks, produced positive results with a variation of only 9.5% in these expenses. Disregarding these factors, expenses decreased by 8.1%. On a quarterly basis, despite less expenses in 1Q04 of R$ 19 million, as a result of the seasonal concentration of vacation pay, the additional labor claims of R$ 40 million in 2Q04 and the impact of the acquisitions of BEM and Zogbi banks of R$ 7 million, expenses decreased by 0.7% in 2Q04.

Acquisitions during the period of BBV, BEM and Zogbi banks in the amount of R$ 178 million should be considered in the analysis of half-yearly administrative expenses. Even after these acquisitions, total administrative expenses remained stable, ie, the synergy process occurred subsequent to the incorporation of the banks acquired. In addition, management’s ongoing cost control efforts enabled absorption, during the period, of all average price readjustments. On a quarterly basis, the variation was due mainly to the additional impact of one month’s consolidation of BEM and Zogbi banks in the amount of R$ 12 million.

Insurance, private pension plans and savings bonds

The Bradesco Insurance Group reported net income of R$ 211 million in 2Q04 as compared to R$ 164 million in 1Q04, up by 28.7%.

The auto line area is traditionally characterized by tough competition between the various insurance companies. During the period, we maintained our technically appropriate pricing strategy, guaranteeing balanced portfolio results. Emphasis should be given to the launching of our customer profile based price policy and maintenance of the value-added product services. Our share of the auto insurance market is 15.6%.

We continue competitive in property and casualty, including Industry Insurance (fire, hull, aircraft, etc. ), but we are focused on Mass Products (residential property) which is characterized by a low claims ratio, in particular, “Bradesco Bilhete Residencial” which presented a record 589 thousand homes insured. We also launched Bradesco Aircraft Insurance focused on executive aircrafts. Our market share in P&C increased to 11.1%.

In Health Insurance, we continued our efforts focused on the sale of corporate health insurance which comprise some 87% of the total portfolio. The increase in the number of policyholders in this segment reflects Bradesco’s level of specialization and customization in Corporate Insurance plans, a distinguishing feature in the current Supplementary Healthcare market. Around 12 thousand companies in Brazil offer Bradesco Saúde insurance to their employees, and of the 100 largest Brazilian companies, 33 are Bradesco Saúde clients in Health/Dental lines.

In Life Insurance, we continued to offer lower ticket products, catering for C and D income bracket consumers, particularly, "Vida Máxima Mulher Bradesco" and " Vida Segura Bradesco". Bradesco maintains its leadership with a 15.1% market share.

As regards, pension plans, we continued our strategy designed to maintain the increase in PGBL and VGBL products sales. Our market share of this segment increased to 33.7%, maintaining market leadership.

Bradesco Capitalização maintained its portfolio profile, increasing the proportion of monthly payment products, attaining the significant mark of 60 million outstanding savings bond certificates.

Technical reserves for insurance, private pension plans and savings bonds totaled an amount of R$ 29.5 billion, or 39.5% of all technical reserves in the market.

Main non-recurring events

• Amortization of goodwill:	In 2Q04, goodwill was amortized on an extraordinary basis in the amount of R$ 135.2 million.

• Insurance Group

In 2Q04, Bradesco recorded the following non-recurring provisions (i) R$ 145 million in provisions for IBNR (claims incurred but not yet reported) following the decision to lengthen average movement analysis to 54 rather than 12 months; (ii) R$ 109 million as additional provision for civil contingencies; (iii) R$ 40 million additional provision for labor claims; partially offset by: (iv) R$ 79 million in non-recurring equity pick-up in the investment in IRB and other associated companies; and (v) deferred tax assets of subsidiaries - R$ 89 million.

IR Area

In addition to the websites in Portuguese and English, during the quarter, we also launched our IR website in Spanish. We won from APIMEC – The Brazilian Association of Analysts (Brasília, Northeast and South regions) the award of best presentation in 2003.

Conference Call Details:

Date: Tuesday, August 3, 2004	Conference call code: Bradesco

In Portuguese	In English
9h30 (São Paulo time) 8h30 (US Eastern time) Brasil e Internacional: (+55 11) 4613-0500 Senha: 845 #PIN#	11h00 (São Paulo time) 10h00 (US Eastern time) US: (+1-800) 860-2442 Other countries: (+1-412) 858-4600 Password: 930 #PIN#

The conference calls will also be transmitted online with audio and slideshow
Please access our website: www.bradesco.com.br/ir

On the conference call page, the presentation will be available for download on the morning of the event.

An audio replay of the conference calls will be available from August 3 through 11, 2004, at the following phone number (+55 11) 4613-4532. Dial the passcode 845 for Portuguese and 930 for
English. Alternatively, the presentation will be available on the Bradesco website approximately two hours after the event has ended.

Market indicators:

%	1H04	1H03	1Q04	2Q04

USD – commercial rate	7.56	-18.72	0.67	6.84
IPCA	3.48	6.64	1.85	1.60
CDI	7.56	11.79	3.76	3.67
SELIC (closing) (annualized)	16.0	26.0	16.25	16.0

USD – commercial rate (closing) – in reais	3.1075	2.8720	2.9086	3.1075

Macro-economic scenario:

%	2004	2005	2006

IPCA	7.25	5.44	4.50
SELIC (closing)	16.00	14.50	13.25
GNP	3.80	4.00	4.00
USD – commercial rate (closing) – in reais	3.10	3.22	3.30

MAIN ACCOUNT BALANCES AND INDICES

In millions of reais	1H04	1H03%		2Q04	1Q04%

Net income	1,250	1,027	21.7	641	609	5.3
Net income per share	7.90	6.48	21.9	4.05	3.85	5.2
Net equity per share	86.3	79.0	9.2	86.3	86.1	0.2

ROAE (annualized)	19.4	18.7	-	20.5	19.3	-
ROAA (annualized)	1.4	1.3	-	1.5	1.5	-

Financial margin	6,411	5,977	7.3	3,081	3,330	(7.5)
Commissions and fees	2,694	2,100	28.3	1,375	1,319	4.2
Personnel and administrative Expenses	(4,835)	(4,455)	8.5	(2,450)	(2,385)	2.7

Total assets	176,254	154,489	14.1	176,254	160,971	9.5
Credit portfolio	58,402	53,048	10.1	58,402	54,894	6.4
Deposits	64,133	56,822	12.9	64,133	59,186	8.4
Subordinated debt	6,181	3,338	85.2	6,181	5,141	20.2
Technical reserves	29,479	22,732	29.7	29,479	27,947	5.5
Stockholders’ equity	13,650	12,522	9.0	13,650	13,625	0.2

%
Efficiency ratio (*)	59.3	52.4	-	61.4	57.3
Expanded combined ratio (*)	104.1	96.3	-	111.4	96.8	-
Capital adequacy ratio – Basel (consolidated financial)	18.1	16.4	-	18.1	18.9	-
(total consolidated)	15.7	14.5	-	15.7	16.4	-
Permanent assets to stockholders equity ratio (consolidated financial)	41.4	43.9	-	41.4	43.8	-
(total consolidated)	26.1	31.6	-	26.1	28.0	-

(*) Excluding events mentioned under “non-recurring events”, the efficiency ratios would be 56.7% in 1H04 and 57.8% in 2Q04 and the expanded combined ratios would be 90.4% in 1H04 and 92.8% in 2Q04.

In millions of reais	1H04	1H03%		2Q04	1Q04%

INTEREST ATTRIBUTED TO OWN CAPITAL	651	633	2.8	325	326	(0.3)
Outstanding shares (thousand)	158,171	158,588	(0.3)	158,171	158,184	-
Net income per share	7.90	6.48	21.9	4.05	3.85	5.2

STATEMENT OF INCOME

In millions of reais	1S04	1S03%		2T04	1T04%

INCOME FROM LENDING AND TRADING ACTIVITIES	14,476	12,175	18.9	7,720	6,756	14.3

EXPENSES	(8,065)	(6,198)	30.1	(4,639)	(3,426)	35.4

FINANCIAL MARGIN	6,411	5,977	7.3	3,081	3,330	(7.5)

Provision for loan losses	(1,075)	(1,395)	(22.9)	(514)	(561)	(8.4)
INCOME FROM FINANCIAL INTERMEDIATION	5,336	4,582	16.5	2,567	2,769	(7.3)

OTHER OPERATING INCOME (EXPENSES)	(3,916)	(2,583)	51.6	(1,946)	(1,970)	(1.2)
Commissions and fees	2,694	2,100	28.3	1,375	1,319	4.2
Premiums retained for insurance, private pension plans and savings bonds	5,983	5,418	10.4	2,989	2,994	(0.2)
Change in technical reserves for insurance, private pension plans and savings bonds	(1,571)	(1,663)	(5.5)	(693)	(878)	(21.1)
Claims-Insurance operations	(2,514)	(1,994)	26.1	(1,282)	(1,232)	4.1
Savings bond redemptions	(619)	(515)	20.2	(346)	(273)	26.7
Insurance and pension plan selling expenses	(417)	(363)	14.9	(205)	(212)	(3.3)
Expenses with pension plan benefits and redemptions	(1,123)	(851)	32.0	(590)	(533)	10.7
Personnel expenses	(2,411)	(2,201)	9.5	(1,234)	(1,177)	4.8
Other administrative expenses	(2,424)	(2,254)	7.5	(1,216)	(1,208)	0.7
Taxes	(679)	(506)	34.2	(343)	(336)	2.1
Equity in the earnings of associated companies	122	(33)	(469.7)	122	-	-
Other operating income	537	1,532	(64.9)	280	257	8.9
Other operating expenses	(1,494)	(1,253)	19.2	(803)	(691)	16.2

OPERATING PROFIT	1,420	1,999	(29.0)	621	799	(22.3)
NON-OPERATING INCOME (EXPENSE)	(213)	(777)	(72.6)	(202)	(11)	1,736.4
INCOME BEFORE TAXES AND PROFIT SHARING	1,207	1,222	(1.2)	419	788	(46.8)
INCOME TAX AND SOCIAL CONTRIBUTION	46	(190)	(124.2)	225	(179)	(225.7)
MINORITY INTEREST IN SUBSIDIARIES	(3)	(5)	(40.0)	(3)	-	-

NET INCOME	1,250	1,027	21.7	641	609	5.3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 02, 2004

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.